UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

361 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

18 May 2015

NOVOGEN TO PRESENT AT HONG KONG INVESTOR CONFERENCE

May 18 2015, Sydney, Australia: US-Australian drug discovery and development company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), announced today that company CEO, Dr Graham Kelly, will be a presenting company at Asia Biotech Invest 2015 May 20-21.

The Novogen presentation is at 10.00 am May 20 at the Sheraton Hotel and Towers, Hong Kong.

The event is co-delivered by AusBiotech and Beacon Events, and supported by partners including ChinaBio Group, HKBio, ASX and Austrade.

Information about the program, speaker line up and spotlight company presentations is available at www.asiabiotechinvest.com

Novogen CEO, Graham Kelly, said, “This week represents our inaugural exposure of the Company to the Asian investment market. A review of our share registry has revealed a growing and significant level of shareholding out of Asia, so the conference presents a timely opportunity to start highlighting the Novogen story to this enormous investment market. The conference presentation will be accompanied by a road-show to institutional investors in Hong Kong. With our need for funds well on the way to being satisfied, it is now a case of highlighting the investment opportunity by on-market buying in the Company’s two first-in-class technology platforms.”

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms yielding drug candidates that are first-in-class with potential application across a broad range of degenerative diseases. In the oncology field, the ultimate objective is to see both drug technologies used in combination as first-line therapy across most forms of cancer, with the objective of preventing tumor recurrence. This objective is based on a strategy of achieving comprehensive destruction of the full hierarchy of cells within a tumor with the super-benzopyran technology platform killing the tumor-initiating cells and the anti-tropomyosin technology, combined with vinca alkaloids, to deliver a potent chemical debulking effect on their daughter cells.

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4101	Media Enquiries Prue Kelly Media Officer Novogen Group Prue.Kelly@novogen.com +61 (0) 2 9472 4101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 18 May 2015